Filed Pursuant to Rule 424(b)(3)

Registration No. 333-189641

PROSPECTUS SUPPLEMENT NO. 3

(TO THE PROSPECTUS DATED MAY 1, 2014)

Eastern Virginia Bankshares, Inc.

5,240,192 Shares of Series B Preferred Stock

9,890,111 Shares of Common Stock

(Including 5,240,192 Shares Underlying the Series B Preferred Stock)

This prospectus supplement no. 3 supplements the prospectus, dated May 1, 2014, as previously supplemented by a prospectus supplement no. 1 dated June 6, 2014 and by a prospectus supplement no. 2 dated December 30, 2014, relating to the securities listed below that may be offered for sale from time to time by the persons named in the prospectus (and their transferees) (the “Selling Securityholders”) identified in “Selling Securityholders” beginning on page 31 of the prospectus who currently own such securities or may acquire such securities upon the conversion or exchange of securities currently held. This prospectus supplement no. 3 should be read in conjunction with the prospectus, the prospectus supplement no. 1 and the prospectus supplement no.2, which are to be delivered with this prospectus supplement no. 3. If there is any inconsistency between the information in the prospectus, as supplemented by prospectus supplement no. 1, prospectus supplement no. 2, and this prospectus supplement no. 3, you should rely on the information in this prospectus supplement no. 3.

Investing in our securities involves risks. You should carefully consider all of the information set forth in this prospectus supplement no. 3 and the prospectus, as supplemented by prospectus supplement no. 1 and prospectus supplement no. 2, including the “Risk Factors” beginning on page 6 of the prospectus, as well as the risk factors and other information contained in any documents we incorporate by reference into the prospectus, before investing in any of the securities. See “Incorporation of Certain Information by Reference” on page iii of the prospectus.

The prospectus, as supplemented, covers the following securities (collectively, the “Securities”):

•	5,240,192 shares of our non-voting mandatorily convertible non-cumulative preferred stock, series B (the “Series B Preferred Stock”) (which shares of Series B Preferred Stock will automatically convert into shares of our common stock, $2.00 par value per share (the “common stock”), in the hands of a transferee immediately upon consummation of a “Permitted Transfer” (as defined in the prospectus)); and

•	9,890,111 shares of our common stock, including 5,240,192 shares issuable upon conversion of 5,240,192 shares of our Series B Preferred Stock.

This prospectus supplement no. 3 is filed for the purpose of including in the prospectus the information contained in the attached current reports on Form 8-K, which were filed with the Securities and Exchange Commission on January 20, 2015 and February 25, 2015.

Neither the Securities and Exchange Commission, nor any bank regulatory agency, nor any state securities regulator has approved or disapproved of these Securities or determined if this prospectus supplement no. 3 (or the prospectus, including any supplements or amendments thereto including prospectus supplement no. 1 and prospectus supplement no. 2) is accurate or complete. Any representation to the contrary is a criminal offense.

These Securities are not deposits, accounts or other obligations of our bank subsidiary or any of our non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus supplement is March 11, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 20, 2015

Eastern Virginia Bankshares, Inc.

(Exact name of registrant as specified in its charter)

Virginia	000-23565	54-1866052
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

330 Hospital Road, Tappahannock, Virginia	22560
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (804) 443-8400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

On January 20, 2015, Eastern Virginia Bankshares, Inc. (the “Company”) issued a press release (the “Press Release”) announcing the Company’s redemption (the “Partial Redemption”) of an additional 5,000 shares, or 35.7%, of its 14,000 shares of outstanding Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“Series A Preferred Stock”) that were originally issued to the United States Department of the Treasury under the Troubled Asset Relief Program Capital Purchase Program. The Company previously redeemed 10,000 shares of the Series A Preferred Stock in October 2014. Following completion of the Partial Redemption, 9,000 shares of Series A Preferred Stock remain outstanding.

A copy of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description

99.1	Press release dated January 20, 2015.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EASTERN VIRGINIA BANKSHARES, INC.

Dated:January 20, 2015	/s/ J. Adam Sothen
By: J. Adam Sothen
Executive Vice President &
Chief Financial Officer

2

Exhibit Index

Exhibit No.	Description

99.1	Press release dated January 20, 2015.

3

Exhibit 99.1

Eastern Virginia Bankshares, Inc. Announces Partial Redemption of Series A Preferred Stock

TAPPAHANNOCK, Va., Jan. 20, 2015 /PRNewswire/ -- Eastern Virginia Bankshares, Inc. (NASDAQ: EVBS) (the "Company"), the one bank holding company of EVB, Tappahannock, Virginia, today announced the redemption (the "Partial Redemption") of an additional 5,000 shares, or 35.7%, of its 14,000 shares of outstanding Fixed Rate Cumulative Perpetual Preferred Stock, Series A ("Series A Preferred Stock") that were originally issued to the United States Department of the Treasury ("U.S. Treasury") under the Troubled Asset Relief Program Capital Purchase Program. In October 2013, the U.S. Treasury sold all 24,000 shares of Series A Preferred Stock previously held by it to private investors. The Company previously redeemed 10,000 shares of the Series A Preferred Stock in October 2014. Following completion of the Partial Redemption, 9,000 shares of Series A Preferred Stock remain outstanding.

The redemption price for the shares of Series A Preferred Stock was the stated liquidation preference amount of $1,000 per share, plus accrued and unpaid dividends. The total aggregate redemption price of the shares of Series A Preferred Stock redeemed in the Partial Redemption was approximately $5.1 million. The Partial Redemption will result in estimated annual savings of $450 thousand, or $0.02 per fully diluted common share, due to the elimination of payment of dividends on the redeemed shares of Series A Preferred Stock.

Following completion of the Partial Redemption, the capital ratios of the Company and EVB continue to exceed regulatory capital standards to be categorized as well-capitalized.

Forward-Looking Statements

Certain statements contained in this release that are not historical facts, including the anticipated impacts of the Partial Redemption, may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In addition, certain statements may be contained in the Company's future filings with the Securities Exchange Commission ("SEC"), press releases, and oral and written statements made by or with the approval of the Company that are not statements of historical fact and constitute forward-looking statements.

Words such as "believes," "anticipates," "expects," "intends," "targets," "continue," "remain," "will," "should," "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those discussed in or implied by such statements. Factors that could cause actual results to differ from those discussed in or implied by the forward-looking statements include, but are not limited to, (i) changes in government monetary policy, interest rates, deposit flow, the cost of funds, and demand for loan products and financial services that impact the financial condition or results of operations of the Company; (ii) other circumstances that may be out of the control of the Company; and (iii) other risk factors disclosed in the Company's filings with the SEC.

Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions and projections within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance, actions or achievements of the Company will not differ materially from any future results, performance, actions or achievements expressed or implied by such forward-looking statements. Readers should not place undue reliance on such statements, which speak only as of the date of this release. The Company does not undertake any obligation to update any forward-looking statement that may be made from time to time by it or on its behalf.

Contact: Adam Sothen
Chief Financial Officer
Voice: (804) 443-8404
Fax: (804) 445-1047

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 25, 2015

Eastern Virginia Bankshares, Inc.

(Exact name of registrant as specified in its charter)

Virginia	000-23565	54-1866052
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

330 Hospital Road, Tappahannock, Virginia	22560
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (804) 443-8400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On February 25, 2015, Eastern Virginia Bankshares, Inc. (the “Company”) issued a press release announcing the Company’s financial results for the period ended December 31, 2014. A copy of the press release is being furnished as Exhibit 99.1 to this report and is incorporated by reference into this Item 2.02.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release dated February 25, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EASTERN VIRGINIA BANKSHARES, INC.

Dated: February 25, 2015

By:	/s/ J. Adam Sothen
J. Adam Sothen
Executive Vice President &
Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press release dated February 25, 2015.

Exhibit 99.1

Eastern Virginia Bankshares, Inc. Releases Fourth Quarter and Year to Date 2014 Results

TAPPAHANNOCK, Va., Feb. 25, 2015 /PRNewswire/ -- Eastern Virginia Bankshares, Inc. (NASDAQ: EVBS) (the "Company"), the one bank holding company of EVB (the "Bank"), reported today its results of operations for the three and twelve months ended December 31, 2014.

Performance Summary

	Three Months Ended December 31,
(dollars in thousands, except per share data)	2014	2013
Net income (1)	$ 731	$ 2,261
Net income available to common shareholders (1)	$ 382	$ 1,885
Basic income per common share	$ 0.03	$ 0.16
Diluted income per common share	$ 0.03	$ 0.11
Return on average assets (annualized)	0.13%	0.73%
Return on average common shareholders' equity (annualized)	1.56%	8.60%
Net interest margin (tax equivalent basis)(2)	3.94%	3.86%

	Twelve Months Ended December 31,
(dollars in thousands, except per share data)	2014	2013
Net income (loss) (1)	$ 5,664	$ (2,632)
Net income (loss) available to common shareholders (1)	$ 3,716	$ (4,136)
Basic income (loss) per common share	$ 0.31	$ (0.45)
Diluted income (loss) per common share	$ 0.22	$ (0.45)
Return on average assets	0.35%	-0.39%
Return on average common shareholders' equity	3.96%	-4.98%
Net interest margin (tax equivalent basis)(2)	3.85%	3.46%

(1) The difference between net income (loss) and net income (loss) available to common shareholders is the effective dividend to holders of the Company's Series A Preferred Stock.

(2) For more information on the calculation of net interest margin on a tax equivalent basis, see the average balance sheet and net interest margin analysis for the three and twelve month periods ended December 31, 2014 and 2013 contained in this release.

The Company's results for the three and twelve months ended December 31, 2014 were directly impacted by legal and professional fees and integration costs of $1.2 million and $1.8 million, respectively related to the acquisition of Virginia Company Bank, which was effective on November 14, 2014. While the majority of these merger-related expenses have been recognized in 2014, the Company believes that additional legal and other transition expenses related to this acquisition will likely be incurred during the first half of 2015. Additionally, the Company's results continue to be positively impacted by asset quality improvements and the extinguishment of long-term Federal Home Loan Bank ("FHLB") advances in the third quarter of 2013, as discussed in greater detail below. The prepayment of these advances has significantly improved the Company's financial position and net interest margin for the twelve months ended December 31, 2014 as compared to the twelve months ended December 31, 2013.

In announcing these results, Joe A. Shearin, President and Chief Executive Officer commented, "I am pleased with our Company's results for the fourth quarter of 2014 and the continued focus and execution of our strategic plans. We continue to make progress driving asset quality improvements and strengthening of our balance sheet through the execution of our previously disclosed strategic initiatives. While net income declined during the fourth quarter of 2014 as compared to the fourth quarter of 2013, these results were directly impacted by current period legal and other transition expenses related to our recently completed acquisition and integration of Virginia Company Bank. Excluding these expenses, our overall profitability for the fourth quarter of 2014 compared favorably to the third quarter of 2014. With the data processing integration of Virginia Company Bank complete, during 2015 we plan to focus our efforts on realizing cost savings and maximizing revenue enhancement opportunities from this acquisition. Despite improvement in our net interest margin during the current period, which was due in part to the net accretion of fair value acquisition accounting adjustments, competitive pressures in the historically low rate environment continue to lower asset yields and drive margin compression. Although competition for loans has been and will remain quite strong, particularly in the Richmond market, I am pleased with the organic loan growth that we have seen during the fourth quarter of 2014. I continue to be encouraged by the activity we are seeing in our markets, particularly on the Virginia Peninsula, and our current pipeline of loan opportunities."

Shearin concluded, "2014 was a very exciting time for our Company. Throughout the year we have continued to implement strategies to strengthen our financial condition and increase profitability going forward. We recently announced the redemption of an additional $5.0 million of the Company's Series A Preferred Stock that was originally issued to the U.S. Treasury under TARP. This redemption, combined with our previous $10.0 million redemption in October 2014, eliminates $15.0 million of the original $24.0 million issuance, significantly reduces a high cost source of capital and will likely improve our financial results for our common shareholders by an estimated $0.07 per fully diluted share per year. In November 2014, we announced the completion of the acquisition of Virginia Company Bank, and in late January 2015 we successfully integrated Virginia Company Bank's systems and processes into EVB. We are very excited to have combined our two great organizations and about the future prospects and synergies of our combined organization with the expansion of our branch network into the attractive and growing markets of the Virginia Peninsula. After withstanding the last several years in a difficult economy, I am pleased to announce that the Board of Directors declared a cash dividend of $0.01 per share of common stock and Series B Preferred Stock payable on March 20, 2015 to shareholders of record as of March 6, 2015. This dividend is a reflection of the great progress we have made over the past few years in implementing our strategic plan and of the strength and financial stability of our Company. As we look to 2015, we plan to use our strategic and financial flexibility to focus on growth and opportunities to increase the value of our Company."

For the three months ended December 31, 2014, the following were significant factors in the Company's reported results:

  Acquisition of Virginia Company Bank which added three branches in the attractive and growing markets of the Virginia Peninsula with total assets acquired of $128.9 million, including loans and deposits of $101.5 million and $104.4 million, respectively, net of acquisition accounting adjustments;
  Increase in net interest income of $1.1 million from the same period in 2013, principally due to a $1.3 million increase in interest and fees on loans and a decrease in interest expense on deposits, partially offset by a decrease in interest on investment securities;
  Net interest margin (tax equivalent basis) increased 8 basis points to 3.94% during the fourth quarter of 2014 as compared to 3.86% for the same period in 2013;
  No provision for loan losses was required during the fourth quarter of 2014 compared to $300 thousand for the same period in 2013, reflecting the Company's reduction in net charge-offs to $1.1 million for the fourth quarter of 2014 from $2.4 million in the same period of 2013;
  Decrease in nonperforming assets of $2.5 million from September 30, 2014 to December 31, 2014 due primarily to the Company's continued focus on credit quality initiatives to improve its asset quality and resolve nonperforming assets;
  Gain of $42 thousand on the sale of available for sale securities during the fourth quarter of 2014 compared to $982 thousand during the fourth quarter of 2013. This decrease is primarily due to the sale of a portion of the Company's previously impaired agency preferred securities (FNMA & FHLMC) during the fourth quarter of 2013, and the Company did not generate comparable gains on sales of securities during 2014;
  Expenses related to FDIC insurance premiums declined to $163 thousand, compared to $357 thousand for the same period in 2013, as the Company faced lower FDIC insurance assessment rates following termination of its written agreement with its federal and state banking regulators (the "Written Agreement");
  Other operating expenses increased $2.0 million during the fourth quarter of 2014 as compared to the same period in 2013 and were driven primarily by legal and professional fees and integration costs of approximately $1.2 million associated with the acquisition of Virginia Company Bank. Excluding these non-recurring fees, other operating expenses during the fourth quarter of 2014 increased as compared to the same period in 2013 primarily due to increases in telephone, consulting, marketing, data processing and internet banking expenses; and
  Decrease in the effective dividend on preferred stock of $27 thousand from the same period in 2013. This was due primarily to the redemption of 10,000 shares of the Company's Series A Preferred Stock on October 15, 2014 and partially offset by the dividend rate on the Series A Preferred Stock increasing from 5% to 9% in the first quarter of 2014.

For the twelve months ended December 31, 2014, the following were significant factors in the Company's reported results:

  Loss of $11.5 million on the extinguishment of $107.5 million in long-term FHLB advances in the prior year with no such prepayment or loss present in the current year;
  Increase in net interest income of $3.5 million compared to 2013, principally due to a $3.6 million decrease in interest expense, partially offset by a decrease in interest on investment securities;
  Net interest margin (tax equivalent basis) increased 39 basis points to 3.85% for 2014 as compared to 3.46% for 2013;
  Provision for loan losses of $250 thousand compared to $1.9 million in 2013, reflecting a reduction in net charge-offs to $2.0 million for 2014, from $7.4 million in 2013;
  Decrease in nonperforming assets of $3.3 million at December 31, 2014 as compared to December 31, 2013 due to the Company's continued focus on credit quality initiatives to improve its asset quality and resolve nonperforming assets;
  Gain of $538 thousand on the sale of available for sale securities during the current year as compared to $1.5 million in the prior year;
  Gain of $224 thousand on the sale of our former Bowling Green branch office in the prior year with no such gain present in the current year;
  Expenses related to FDIC insurance premiums of $921 thousand, compared to $1.8 million for the same period in 2013;
  Loss of $78 thousand on the sale of other real estate owned during the current year as compared to $775 thousand in the prior year;
  Impairment losses on other real estate owned of $24 thousand during the current year as compared to $585 thousand in the prior year;
  Other operating expenses increased $3.0 million during 2014 as compared to 2013, driven primarily by legal and professional fees and integration costs of approximately $1.8 million associated with the acquisition of Virginia Company Bank. Excluding these non-recurring fees, other operating expenses during the current year increased as compared to the same period in 2013 primarily due to increases in marketing, consulting fees, franchise taxes, data processing and internet banking expenses; and
  Increase in the effective dividend on preferred stock of $444 thousand from the same period in 2013. This was due primarily to the dividend rate of the Company's Series A Preferred Stock increasing from 5% to 9% in the first quarter of 2014 and partially offset by the redemption of 10,000 shares of the Series A Preferred Stock on October 15, 2014.

Operations Analysis

The following tables present average balances of assets and liabilities, the average yields earned on such assets (on a tax equivalent basis) and rates paid on such liabilities, and the net interest margin for the three and twelve months ended December 31, 2014 and 2013.

Average Balance Sheet and Net Interest Margin Analysis
(dollars in thousands)

	Three Months Ended December 31,
		2014			2013
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate (1)	Balance	Expense	Rate (1)
Assets:
Securities
Taxable	$ 222,145	$ 1,141	2.04%	$ 237,411	$ 1,418	2.37%
Restricted securities	7,345	105	5.67%	5,729	71	4.92%
Tax exempt (2)	27,878	273	3.89%	29,985	310	4.10%
Total securities	257,368	1,519	2.34%	273,125	1,799	2.61%
Interest bearing deposits in other banks	8,809	5	0.23%	7,176	5	0.28%
Federal funds sold	359	-	0.00%	82	-	0.00%
Loans, net of unearned income (3)	766,664	9,820	5.08%	661,614	8,552	5.13%
Total earning assets	1,033,200	11,344	4.36%	941,997	10,356	4.36%
Less allowance for loan losses	(14,071)			(16,861)
Total non-earning assets	104,762			101,738
Total assets	$ 1,123,891			$ 1,026,874

Liabilities & Shareholders' Equity:
Interest-bearing deposits
Checking	$ 274,387	$ 250	0.36%	$ 256,152	$ 234	0.36%
Savings	90,133	30	0.13%	90,107	31	0.14%
Money market savings	136,376	145	0.42%	115,009	115	0.40%
Time deposits	234,735	525	0.89%	234,121	679	1.15%
Total interest-bearing deposits	735,631	950	0.51%	695,389	1,059	0.60%
Federal funds purchased and repurchase
agreements	8,431	13	0.61%	3,647	6	0.65%
Short-term borrowings	76,441	41	0.21%	45,662	25	0.22%
Trust preferred debt	10,310	81	3.12%	10,310	89	3.42%
Total interest-bearing liabilities	830,813	1,085	0.52%	755,008	1,179	0.62%
Noninterest-bearing liabilities
Demand deposits	155,469			133,354
Other liabilities	3,542			6,032
Total liabilities	989,824			894,394
Shareholders' equity	134,067			132,480
Total liabilities and shareholders' equity	$ 1,123,891			$ 1,026,874

Net interest income (2)		$ 10,259			$ 9,177

Interest rate spread (2)(4)			3.84%			3.74%
Interest expense as a percent of
average earning assets			0.42%			0.50%
Net interest margin (2)(5)			3.94%			3.86%

Notes:
(1) Yields are annualized and based on average daily balances.
(2) Income and yields are reported on a tax equivalent basis assuming a federal tax rate of 34%, with a
$83 adjustment for 2014 and a $95 adjustment in 2013.
(3) Nonaccrual loans have been included in the computations of average loan balances.
(4) Interest rate spread is the average yield on earning assets, calculated on a fully taxable basis, less the average rate incurred on interest-bearing liabilities.
(5) Net interest margin is the net interest income, calculated on a fully taxable basis, expressed as a percentage of average earning assets.

(dollars in thousands)

	Twelve Months Ended December 31,
		2014			2013
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate (1)	Balance	Expense	Rate (1)
Assets:
Securities
Taxable	$ 232,639	$ 5,171	2.22%	$ 250,474	$ 5,443	2.17%
Restricted securities	7,075	387	5.47%	7,796	323	4.14%
Tax exempt (2)	28,466	1,133	3.98%	23,857	959	4.02%
Total securities	268,180	6,691	2.49%	282,127	6,725	2.38%
Interest bearing deposits in other banks	7,354	18	0.24%	39,537	105	0.27%
Federal funds sold	191	-	0.00%	162	-	0.00%
Loans, net of unearned income (3)	706,812	35,555	5.03%	669,520	35,487	5.30%
Total earning assets	982,537	42,264	4.30%	991,346	42,317	4.27%
Less allowance for loan losses	(14,547)			(18,527)
Total non-earning assets	100,162			97,047
Total assets	$ 1,068,152			$ 1,069,866

Liabilities & Shareholders' Equity:
Interest-bearing deposits
Checking	$ 262,765	$ 949	0.36%	$ 248,675	$ 929	0.37%
Savings	90,015	120	0.13%	90,065	142	0.16%
Money market savings	120,541	498	0.41%	123,559	515	0.42%
Time deposits	225,795	2,343	1.04%	250,506	3,090	1.23%
Total interest-bearing deposits	699,116	3,910	0.56%	712,805	4,676	0.66%
Federal funds purchased and repurchase
agreements	4,698	28	0.60%	3,489	21	0.60%
Short-term borrowings	72,565	151	0.21%	16,963	38	0.22%
Long-term borrowings	-	-	0.00%	73,278	2,958	4.04%
Trust preferred debt	10,310	339	3.29%	10,310	352	3.41%
Total interest-bearing liabilities	786,689	4,428	0.56%	816,845	8,045	0.98%
Noninterest-bearing liabilities
Demand deposits	139,991			127,211
Other liabilities	4,171			6,732
Total liabilities	930,851			950,788
Shareholders' equity	137,301			119,078
Total liabilities and shareholders' equity	$ 1,068,152			$ 1,069,866

Net interest income (2)		$ 37,836			$ 34,272

Interest rate spread (2)(4)			3.74%			3.29%
Interest expense as a percent of
average earning assets			0.45%			0.81%
Net interest margin (2)(5)			3.85%			3.46%

Notes:
(1) Yields are based on average daily balances.
(2) Income and yields are reported on a tax equivalent basis assuming a federal tax rate of 34%, with a
$346 adjustment for 2014 and a $293 adjustment in 2013.
(3) Nonaccrual loans have been included in the computations of average loan balances.
(4) Interest rate spread is the average yield on earning assets, calculated on a fully taxable basis, less the average rate incurred on interest-bearing liabilities.
(5) Net interest margin is the net interest income, calculated on a fully taxable basis, expressed as a percentage of average earning assets.

Interest Income and Expense

Net interest income

Net interest income in the fourth quarter of 2014 increased $1.1 million, or 12.0%, when compared to the fourth quarter of 2013. Net interest income in the twelve months ended December 31, 2014 increased $3.5 million, or 10.3%, when compared to the same period in 2013. The Company's net interest margin increased to 3.94% and 3.85% for the three and twelve months ended December 31, 2014, representing 8 and 39 basis point increases, respectively, over the Company's net interest margins for the three and twelve months ended December 31, 2013. The most significant factors impacting net interest income during these periods were as follows:

Positive Impacts:

  Acquisition of Virginia Company Bank and the related loans and deposits;
  Increasing average loan balances primarily due to the acquisition of Virginia Company Bank;
  Extinguishment of higher-rate long-term FHLB advances during the third quarter of 2013, which drove declines in the Company's interest expense and rate paid on average interest-bearing liabilities; and
  Decreases in the average balances of and average rates paid on total interest-bearing deposits for the twelve months ended December 31, 2014. The three months ended December 31, 2014 was also positively impacted by decreases in the average rates paid on total interest-bearing deposits, but was partially offset by higher average balances over the comparable 2013 period due to deposits added to the Company's balance sheet from the Virginia Company Bank acquisition.

Negative Impacts:

  Decreasing yields on the Company's loan portfolio;
  Decreases in the average balances of and average rates earned on total investment securities for the three months ended December 31, 2014.  The twelve months ended December 31, 2014 was also negatively impacted by decreases in the average balances of total investment securities, but was partially offset by higher average rates earned over the comparable 2013 period; and
  Decreases in average short-term investment balances for the twelve months ended December 31, 2014.

Total interest income

Total interest income increased 9.7% for the three months ended December 31, 2014 but decreased 0.3% for the twelve month period ended December 31, 2014, as compared to the same periods in 2013, respectively. The increase in total interest income during the three months ended December 31, 2014 was primarily driven by an increase in average loan balances and partially offset by a decrease in average investment securities and declines in loan and investment securities yields. The slight decrease in total interest income during the twelve months ended December 31, 2014 was primarily driven by declines in the yield on the loan portfolio and a decrease in average investment securities. These declines were mostly offset by higher yields on investment securities and higher average loan balances.

Loans

Average loan balances increased for both the three and twelve month periods ended December 31, 2014, as compared to the same periods in 2013, due primarily to the acquisition of Virginia Company Bank loans totaling $101.5 million, net of credit and liquidity marks, the purchase of $27.2 million in performing one-to-four family residential mortgage loans in the first quarter of 2014, the opening of a new loan production office in Chesterfield County, Virginia in the second quarter of 2014 and the origination of a line of credit to fund loan originations through Southern Trust Mortgage, LLC (balance of $10.9 million as of December 31, 2014) in the second quarter of 2014. These additions to the Company's loan portfolio were partially offset by weak loan demand in the Company's markets as a result of the continuing challenging economic conditions, such that the Company's average loan balances increased $105.1 million and $37.3 million for the three and twelve months ended December 31, 2014, respectively, as compared to average loan balances for the same periods in 2013. In addition, due to the continuing low interest rate environment and competitive pressures, loans were originated during the fourth quarter and full year 2014 at much lower yields than seasoned loans in the Company's loan portfolio, which has contributed significantly to average yields on the loan portfolio declining 5 and 27 basis points for the three and twelve months ended December 31, 2014, respectively, as compared to the same periods in 2013. Total average loans were 74.2% of total average interest-earning assets for the three months ended December 31, 2014, compared to 70.2% for the three months ended December 31, 2013. Total average loans were 71.9% of total average interest-earning assets for the twelve months ended December 31, 2014, compared to 67.5% for the twelve months ended December 31, 2013.

Investment securities

Average investment securities balances declined 5.8% and 4.9% for the three and twelve month periods ended December 31, 2014, respectively, as compared to the same periods in 2013, due to the Company's efforts to rebalance the securities portfolio and provide additional liquidity, while the yields on investment securities decreased 27 basis points and increased 11 basis points for the three and twelve months ended December 31, 2014, respectively, as compared to the same periods in 2013. For the three month period, decreasing yields on the investment securities portfolio were driven by lower interest rates over the comparable period and sales/calls of higher yielding municipal securities during the fourth quarter of 2014. For the twelve month period, increasing yields on the investment securities portfolio were driven by increases in interest rates over the comparable period and portfolio rebalancing efforts during late 2013 and the first half of 2014, which largely consisted of accelerated prepayments on lower yield Agency mortgage-backed and Agency CMO securities and allocating a greater proportion of the portfolio to SBA Pool securities and higher yielding, longer duration municipal securities.

Interest bearing deposits in other banks

Average interest bearing deposits in other banks increased slightly for the three months ended December 31, 2014 but decreased significantly for the twelve months ended December 31, 2014, as compared to the same periods in 2013, due to the overall decrease in our average total deposits, the purchase of $27.2 million in performing one-to-four family mortgage loans in the first quarter of 2014 and declines in average total borrowings that were largely due to extinguishing the Company's long-term FHLB advances during the third quarter of 2013.

Interest-bearing deposits

Average total interest-bearing deposit balances and related rates paid decreased for the twelve month period ended December 31, 2014, as compared to the same period in 2013, contributing to the reductions in interest expense during the full year 2014. Retail deposits continued to shift from higher priced certificates of deposit and money market savings accounts to lower priced checking (or "NOW") accounts. Average total interest-bearing deposit balances increased for the three month period ended December 31, 2014, as compared to the same period in 2013, due to the acquisition of Virginia Company Bank interest-bearing deposit liabilities, which totaled $85.6 million.

Borrowings

Average total borrowings increased for the three month period ended December 31, 2014, as compared to the same period in 2013, primarily due to additional short-term advances used to purchase $27.2 million of performing one-to-four family residential mortgage loans in January 2014. Average total borrowings and related rates paid decreased for the twelve month period ended December 31, 2014, as compared to the same period in 2013, significantly driving the reduction in interest expense in the full year 2014. Average total borrowings and related rates paid decreased primarily due to the extinguishment of higher rate long-term FHLB advances during the third quarter of 2013. The long-term FHLB advances were replaced with short-term FHLB advances at a significantly lower rate and lower principal balance.

Noninterest Income

The following tables depict the components of noninterest income for the three and twelve months ended December 31, 2014 and 2013:

	Three Months Ended December 31,
(dollars in thousands)	2014	2013	Change $	Change %
Service charges and fees on deposit accounts	$ 773	$ 944	$ (171)	-18.1%
Debit/credit card fees	346	370	(24)	-6.5%
Gain on sale of available for sale securities, net	42	982	(940)	-95.7%
Gain on sale of bank premises and equipment	1	-	1	100.0%
Other operating income	377	259	118	45.6%
Total noninterest income	$ 1,539	$ 2,555	$ (1,016)	-39.8%

	Twelve Months Ended December 31,
(dollars in thousands)	2014	2013	Change $	Change %
Service charges and fees on deposit accounts	$ 3,257	$ 3,286	$ (29)	-0.9%
Debit/credit card fees	1,416	1,469	(53)	-3.6%
Gain on sale of available for sale securities, net	538	1,507	(969)	-64.3%
Gain on sale of bank premises and equipment	6	249	(243)	-97.6%
Other operating income	1,458	1,237	221	17.9%
Total noninterest income	$ 6,675	$ 7,748	$ (1,073)	-13.8%

Key changes in the components of noninterest income for both the three and twelve months ended December 31, 2014, as compared to the same periods in 2013, are discussed below:

  Service charges and fees on deposit accounts decreased for both the three and twelve months ended December 31, 2014, as compared to the same periods in 2013, due to decreases in service charge and overdraft fees on checking accounts;
  Gain on sale of available for sale securities, net decreased as the Company recognized gains during the fourth quarter of 2013 primarily due to the sale of a portion of its previously impaired agency preferred securities (FNMA & FHLMC), and the Company did not generate comparable gains during 2014;
  Gain on sale of bank premises and equipment decreased as the Company sold its former Bowling Green branch office during the third quarter of 2013 (which generated a gain of $224 thousand) with no such gain being recognized during 2014; and
  Other operating income increased for both the three and twelve months ended December 31, 2014, as compared to the same periods in 2013, primarily due to higher earnings from sales of insurance products through Bankers Insurance, LLC and higher earnings from bank owned life insurance policies during 2014. Additionally, other operating income for both the three and twelve months ended December 31, 2014 includes earnings from the Bank's investments in Southern Trust Mortgage, LLC (acquired 4.9% ownership on May 15, 2014) and Bankers Title, LLC (acquired 6.0% ownership on October 1, 2014).

Noninterest Expense

The following tables depict the components of noninterest expense for the three and twelve months ended December 31, 2014 and 2013:

	Three Months Ended December 31,
(dollars in thousands)	2014	2013	Change $	Change %
Salaries and employee benefits	$ 4,996	$ 4,443	$ 553	12.4%
Occupancy and equipment expenses	1,237	1,366	(129)	-9.4%
FDIC expense	163	357	(194)	-54.3%
Collection, repossession and other real estate owned	118	93	25	26.9%
Loss (gain) on sale of other real estate owned	12	(48)	60	125.0%
Impairment losses on other real estate owned	13	5	8	160.0%
Other operating expenses	3,940	1,969	1,971	100.1%
Total noninterest expenses	$ 10,479	$ 8,185	$ 2,294	28.0%

	Twelve Months Ended December 31,
(dollars in thousands)	2014	2013	Change $	Change %
Salaries and employee benefits	$ 18,982	$ 17,156	$ 1,826	10.6%
Occupancy and equipment expenses	5,109	5,226	(117)	-2.2%
FDIC expense	921	1,765	(844)	-47.8%
Collection, repossession and other real estate owned	323	540	(217)	-40.2%
Loss on sale of other real estate owned	78	775	(697)	-89.9%
Impairment losses on other real estate owned	24	585	(561)	-95.9%
Loss on extinguishment of debt	-	11,453	(11,453)	-100.0%
Other operating expenses	10,367	7,401	2,966	40.1%
Total noninterest expenses	$ 35,804	$ 44,901	$ (9,097)	-20.3%

Key changes in the components of noninterest expense for both the three and twelve months ended December 31, 2014, as compared to the same periods in 2013, are discussed below:

  Salaries and employee benefits increased for both the three and twelve month periods due to annual merit increases, increased restricted stock expense, lower deferred compensation on loan originations and higher group term insurance costs, partially offset by an increase in the actuarial pension benefit recognized. Additionally, the Bank incurred higher personnel costs associated with increased staff levels and support positions associated with the addition of three branches through the acquisition of Virginia Company Bank;
  FDIC insurance expense decreased for both the three and twelve month periods due to lower base assessment rates resulting from the improvement in the Bank's overall composite rating in connection with the termination of the Written Agreement in July 2013, and corresponding decreases in FDIC insurance assessment rates during 2014;
  Collection, repossession and other real estate owned expenses decreased for the twelve month period due to declines in carrying balances of and costs associated with other real estate owned and classified assets;
  Loss on the sale of other real estate owned declined for the twelve month period primarily due to the Company's strategic initiative to remove risk from its balance sheet by expediting the resolution and disposition of other real estate owned during the fourth quarter of 2013, lower other real estate owned balances during 2014 and stabilization of real estate prices in our markets;
  Impairment losses on other real estate owned decreased for the twelve month period as other real estate owned balances have continued to decline and real estate prices in our markets have continued to stabilize;
  Loss on extinguishment of debt of $11.5 million was recognized in August 2013 due to the prepayment of $107.5 million in long-term FHLB advances with no such loss or prepayment present in 2014; and
  Other operating expenses increased for both the three and twelve month periods primarily due to costs related to the Company's acquisition of Virginia Company Bank (including legal, consulting and professional services, marketing and integration costs). Other operating expenses also increased due to higher franchise taxes, director expenses, and increased customer check and coupon incentives, partially offset by a decrease in ATM charge-off expense. For the twelve month period ended December 31, 2014, loan expenses and telephone costs were lower than the comparable period in 2013, and were partially offset by consultant fees which were elevated due to additional services related to compliance and loan operations and outsourcing of the Bank's core information technology processing.

Balance Sheet and Asset Quality

Balance Sheet

Key balance sheet components as of December 31, 2014 and 2013 are as follows:

	December 31,	December 31,
(dollars in thousands)	2014	2013	Change $	Change %
Total assets	$ 1,181,972	$ 1,027,074	$ 154,898	15.1%
Securities available for sale, at fair value	214,011	234,935	(20,924)	-8.9%
Securities held to maturity, at carrying value	32,163	35,495	(3,332)	-9.4%
Total loans	820,569	657,197	163,372	24.9%
Total deposits	939,254	834,462	104,792	12.6%
Total borrowings	102,013	55,259	46,754	84.6%
Total shareholders' equity	134,274	132,949	1,325	1.0%

Asset Quality

The asset quality measures depicted below continue to reflect the Company's efforts to prudently charge-off loans as losses are identified and maintain an appropriate allowance for potential future loan losses.

The following table depicts the net charge-off activity for the three and twelve months ended December 31, 2014 and 2013.

	Three months ended		Twelve months ended
(dollars in thousands)	December 31,		December 31,
	2014	2013	2014	2013
Net charge-offs	$ 1,120	$ 2,427	$ 1,996	$ 7,421
Net charge-offs to average loans	0.58%	1.46%	0.28%	1.11%

The following table depicts the level of the allowance for loan losses as of the dates presented.

(dollars in thousands)	December 31,	December 31,
	2014	2013
Allowance for loan losses	$ 13,021	$ 14,767
Allowance for loan losses to period end loans	1.59%	2.25%
Allowance for loan losses to nonaccrual loans	196.63%	134.03%
Allowance for loan losses to nonperforming loans	195.07%	134.03%

The following table depicts the level of nonperforming assets as of the dates presented.

(dollars in thousands)	December 31,	December 31,
	2014	2013
Nonaccrual loans	$ 6,622	$ 11,018
Loans past due 90 days and accruing interest	53	-
Total nonperforming loans	$ 6,675	$ 11,018
Other real estate owned ("OREO")	1,838	800
Total nonperforming assets	$ 8,513	$ 11,818

Nonperforming assets to total loans and OREO	1.04%	1.80%

The following tables present the change in the balances of OREO and nonaccrual loans for the twelve months ended December 31, 2014.

OREO:		Nonaccrual Loans:

(dollars in thousands)		(dollars in thousands)
Balance at December 31, 2013	$ 800	Balance at December 31, 2013	$ 11,018
Transfers from loans	1,657	Loans returned to accrual status	(7,539)
Acquired from Virginia Company Bank	103	Net principal curtailments	(5,528)
Capitalized costs	-	Charge-offs	(1,562)
Sales proceeds	(620)	Loan collateral moved to OREO	(1,657)
Impairment losses on valuation adjustments	(24)	Acquired from Virginia Company Bank	13
Loss on disposition	(78)	Loans placed on nonaccrual during period	11,877
Balance at December 31, 2014	$ 1,838	Balance at December 31, 2014	$ 6,622

In general, the modification or restructuring of a loan constitutes a troubled debt restructuring ("TDR") when we grant a concession to a borrower experiencing financial difficulty. The following table depicts the balances of TDRs as of the dates presented.

	December 31,	December 31,
(dollars in thousands)	2014	2013

Performing TDRs	$ 15,223	$ 16,026
Nonperforming TDRs*	3,438	4,188
Total TDRs	$ 18,661	$ 20,214

* Included in nonaccrual loans.

Forward Looking Statements

Certain statements contained in this release that are not historical facts may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In addition, certain statements may be contained in the Company's future filings with the Securities and Exchange Commission (the "SEC"), in press releases, and in oral and written statements made by or with the approval of the Company that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans, objectives and expectations of the Company or its management or Board of Directors, including those relating to products or services, the performance or disposition of portions of the Company's asset portfolio, future changes to the Bank's branch network, the payment of dividends, and the ability to realize deferred tax assets; (iii) statements of future financial performance and economic conditions; (iv) statements regarding the adequacy of the allowance for loan losses; (v) statements regarding the effect of future sales of investment securities or foreclosed properties; (vi) statements regarding the Company's liquidity; (vii) statements of management's expectations regarding future trends in interest rates, real estate values, and economic conditions generally and in the Company's markets; (viii) statements regarding future asset quality, including expected levels of charge-offs; (ix) statements regarding potential changes to laws, regulations or administrative guidance; (x) statements regarding strategic initiatives of the Company or the Bank and the results of these initiatives, including the Company's acquisition of Virginia Company Bank (or "VCB") and transactions to redeem or refinance the Company's Series A Preferred Stock; and (xi) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted," "continue," "remain," "will," "should," "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

  factors that adversely affect the Company's and the Bank's business initiatives, including the Company's acquisition and integration of VCB and other factors that could impact the business of the combined organization, including, without limitation, changes in the economic or business conditions in the Company's markets;
  the Company's ability and efforts to assess, manage and improve its asset quality;
  the strength of the economy in the Company's target market area, as well as general economic, market, political, or business factors;
  changes in the quality or composition of the Company's loan or investment portfolios, including adverse developments in borrower industries, decline in real estate values in its markets, or in the repayment ability of individual borrowers or issuers;
  the effects of the Company's adjustments to the composition of its investment portfolio;
  the impact of government intervention in the banking business;
  an insufficient allowance for loan losses;
  the Company's ability to meet the capital requirements of its regulatory agencies;
  changes in laws, regulations and the policies of federal or state regulators and agencies, including rules to implement the Basel III capital framework and for calculating risk-weighted assets;
  adverse reactions in financial markets related to the budget deficit of the United States government;
  changes in the interest rates affecting the Company's deposits and loans;
  the loss of any of the Company's key employees;
  changes in the Company's competitive position, competitive actions by other financial institutions and the competitive nature of the financial services industry and the Company's ability to compete effectively against other financial institutions in its banking markets;
  the Company's potential growth, including its entrance or expansion into new markets, the opportunities that may be presented to and pursued by it and the need for sufficient capital to support that growth;
  changes in government monetary policy, interest rates, deposit flow, the cost of funds, and demand for loan products and financial services;
  the Company's ability to maintain internal control over financial reporting;
  the Company's ability to realize its deferred tax assets, including in the event the Company experiences an ownership change as defined by section 382 of the code;
  the Company's ability to raise capital as needed by its business;
  the Company's reliance on secondary sources, such as Federal Home Loan Bank advances, sales of securities and loans, federal funds lines of credit from correspondent banks and out-of-market time deposits, to meet its liquidity needs; and
  other circumstances, many of which are beyond the Company's control.

Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions and projections within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance, actions or achievements of the Company will not differ materially from any future results, performance, actions or achievements expressed or implied by such forward-looking statements. Readers should not place undue reliance on such statements, which speak only as of the date of this report. The Company does not undertake any steps to update any forward-looking statement that may be made from time to time by it or on its behalf.

Selected Financial Information	Three months ended		Twelve months ended
(dollars in thousands, except per share data)	December 31,		December 31,
Statements of Operations	2014	2013	2014	2013
Interest and dividend income	$ 11,261	$ 10,262	$ 41,918	$ 42,024
Interest expense	1,085	1,179	4,428	8,045
Net interest income	10,176	9,083	37,490	33,979
Provision for loan losses	-	300	250	1,850
Net interest income after provision for loan losses	10,176	8,783	37,240	32,129

Service charges and fees on deposit accounts	773	944	3,257	3,286
Other operating income	377	259	1,458	1,237
Debit/credit card fees	346	370	1,416	1,469
Gain on sale of available for sale securities, net	42	982	538	1,507
Gain on sale of bank premises and equipment	1	-	6	249
Noninterest income	1,539	2,555	6,675	7,748

Salaries and employee benefits	4,996	4,443	18,982	17,156
Occupancy and equipment expenses	1,237	1,366	5,109	5,226
FDIC expense	163	357	921	1,765
Collection, repossession and other real estate owned	118	93	323	540
Loss (gain) on sale of other real estate owned	12	(48)	78	775
Impairment losses on other real estate owned	13	5	24	585
Loss on extinguishment of debt	-	-	-	11,453
Other operating expenses	3,940	1,969	10,367	7,401
Noninterest expenses	10,479	8,185	35,804	44,901

Income (loss) before income taxes	1,236	3,153	8,111	(5,024)
Income tax expense (benefit)	505	892	2,447	(2,392)
Net income (loss)	$ 731	$ 2,261	$ 5,664	$ (2,632)
Less: Effective dividend on preferred stock	349	376	1,948	1,504
Net income (loss) available to common shareholders	$ 382	$ 1,885	$ 3,716	$ (4,136)
Income (loss) per common share: basic	$ 0.03	$ 0.16	$ 0.31	$ (0.45)
diluted	$ 0.03	$ 0.11	$ 0.22	$ (0.45)
Selected Ratios
Return on average assets	0.13%	0.73%	0.35%	-0.39%
Return on average common shareholders' equity	1.56%	8.60%	3.96%	-4.98%
Net interest margin (tax equivalent basis)	3.94%	3.86%	3.85%	3.46%
Period End Balances
Investment securities	$ 246,174	$ 270,430	$ 246,174	$ 270,430
Loans, net of unearned income	820,569	657,197	820,569	657,197
Total assets	1,181,972	1,027,074	1,181,972	1,027,074
Total deposits	939,254	834,462	939,254	834,462
Total borrowings	102,013	55,259	102,013	55,259
Total shareholders' equity	134,274	132,949	134,274	132,949
Book value per common share	7.67	7.41	7.67	7.41
Average Balances
Investment securities	$ 257,368	$ 273,125	$ 268,180	$ 282,127
Loans, net of unearned income	766,664	661,614	706,812	669,520
Total earning assets	1,033,200	941,997	982,537	991,346
Total assets	1,123,891	1,026,874	1,068,152	1,069,866
Total deposits	891,100	828,743	839,107	840,016
Total borrowings	95,182	59,619	87,573	104,040
Total shareholders' equity	134,067	132,480	137,301	119,078
Asset Quality at Period End
Allowance for loan losses	$ 13,021	$ 14,767	$ 13,021	$ 14,767
Nonperforming assets	8,513	11,818	8,513	11,818
Net charge-offs	1,120	2,427	1,996	7,421
Net charge-offs to average loans	0.58%	1.46%	0.28%	1.11%
Allowance for loan losses to period end loans	1.59%	2.25%	1.59%	2.25%
Allowance for loan losses to nonaccrual loans	196.63%	134.03%	196.63%	134.03%
Allowance for loan losses to nonperforming loans	195.07%	134.03%	195.07%	134.03%
Nonperforming assets to total assets	0.72%	1.15%	0.72%	1.15%
Nonperforming assets to total loans and other real estate owned	1.04%	1.80%	1.04%	1.80%
Other Information
Number of shares outstanding - period end	12,978,934	11,862,367	12,978,934	11,862,367
Average shares outstanding - basic	12,461,440	11,841,671	12,014,862	9,204,847
Average shares outstanding - diluted	17,701,632	17,081,863	17,255,054	9,204,847

Eastern Virginia Bankshares, Inc.	Contact: Adam Sothen
330 Hospital Road	Chief Financial Officer
Tappahannock, VA 22560	Voice: (804) 443-8404
Fax: (804) 445-1047